UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Token Cat Limited

(Exact name of registrant as specified in its charter)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Nasdaq Compliance Deficiency

On January 16, 2025, Token Cat Limited (the “Company”) received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”), which notified the Company of its non-compliance with the minimum stockholders’ equity requirement, as outlined in the Nasdaq Listing Rules (the “Rules”) for continued listing on the Nasdaq stock exchange. Under Rule 5550(b)(1), the Company is required to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing. The Company reported a stockholder’s deficit of ($787,000) as of June 30, 2024, and as of January 15, 2025, the Company did not meet the alternative continued listing standards of market value of listed securities or net income from continuing operations. Under the Rules, the Company was given 45 calendar days to submit a plan to regain compliance.

On February 28, 2025, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended (the “Purchasers”), pursuant to which the Company agreed to sell up to an aggregate of 7,357,500,000 Class A ordinary shares, par value $0.0001 per share (the “Shares”), at a price of $0.0031317 per Share, for an aggregate purchase price of approximately $23.04 million (the “Offering”). The Company plans to use the proceeds from the Offering to enter into new business and for general corporate purposes.

On March 3, 2025, the Company submitted a compliance plan to Nasdaq outlining its intention to complete the Offering. The proceeds from the Offering, upon closing, would provide sufficient capital for the Company to exceed the minimum shareholders’ equity requirement of $2,500,000, as set forth in Rule 5550(b)(1), thereby remediating the deficiency.

On June 27, 2025, upon satisfying all closing conditions, the Offering was consummated. The Company issued an aggregate of 7,357,500,000 Class A Ordinary Shares to the Purchasers and received the gross proceeds of approximately $23 million.

As of the date of this report, the Company believes it has regained compliance with the stockholders’ equity requirement based upon the consummation of the Offering.

Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement. If the Company fails to evidence compliance upon filing its interim financial statements as of and for the six-month period ended June 30, 2025, with the U.S. Securities and Exchange Commission and the Nasdaq, the Company may be subject to delisting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 11, 2025

Token Cat Limited

By:	/s/ Guangsheng Liu
Name:	Guangsheng Liu
Title:	Co-Chief Executive Officer

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